News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:

Director's Resignation

CALGARY, Nov. 18 /CNW/ - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) announced that it has received a letter of resignation from Director George Stubos.

Mr. Stubos has resigned in order to pursue other business opportunities.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00008326E

/For further information: William Schmidt, (604) 687-4456, Email: corporate(at)santelmoenergy.com, www.santelmoenergy.com/ (STU. STUOF)

CO: San Telmo Energy Ltd.

CNW 19:OOe 18-NOV-05